EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

SHAREHOLDER MEETING RESULTS

On June 2, 2009, a joint special meeting of the shareholders of the Ivy Science and Technology Fund series of Ivy Funds, Inc. (Meeting) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The meeting was held for the following purpose (and with the following results):

Proposal: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Ivy Funds.

FUND NAME	FOR	AGAINST	ABSTAIN

Ivy Science and Technology Fund	13,595,458.387	384,149.245	583,295.776

The meeting for Ivy Asset Strategy Fund was set for a new record date of August 7, 2009, adjourned to November 6, 2009 and further adjourned to December 4, 2009 with shareholders of record as of August 7, 2009 entitled to vote at the adjourned meeting.